Exhibit (a)(1)(N)

ACTUATE CORPORATION

OFFER TO PURCHASE FOR CASH

Up to a Maximum of $60 Million Worth of its Common Stock
At a Purchase Price Not Greater Than $3.50 Nor Less Than $3.00 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME ON THURSDAY, DECEMBER 18, 2008, UNLESS THE OFFER IS EXTENDED.

December 5, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Actuate Corporation, a Delaware corporation (the “Company”), to act as Dealer Manager in connection with its offer to purchase for cash up to $60 million worth of shares of its common stock, $0.001 par value per share, at a price not greater than $3.50 nor less than $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2008, as amended and supplemented by the Supplement to the Offer to Purchase, dated November 24, 2008 and the Second Supplement to the Offer to Purchase dated December 5, 2008 (as amended and supplemented, the “Offer to Purchase”) and the related Second Amended Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

Enclosed with this letter are copies of the following documents:

1. Second Supplement to the Offer to Purchase, dated December 5, 2008;

2. Second Amended Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering shares of and for the information of your clients;

3. Letter to Clients, for you to send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Second Amended Notice of Guaranteed Delivery, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

5. Return envelope addressed to Computershare, Inc., as the Depositary.

The Company’s Board of Directors has approved the making of the Offer, as amended and supplemented. However, neither the Company, its Board of Directors, Dealer Manager, Computershare, Inc. as the Depositary nor D. F. King & Co., Inc. as the Information Agent makes any recommendation to your clients as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which they may choose to tender their shares. Your clients must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will now expire at 12:00 midnight, New York City time, December 18, 2008 (previously, the Offer was scheduled to expire on December 8, 2008), unless the offer is extended or earlier terminated.

If you have already tendered your shares (or directed or instructed that your shares be tendered) and you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions in the Original Offer to Purchase, the Second Supplement and the Second Amended Letter of Transmittal, you must submit a new tender of your shares in accordance with the instructions described in Section 3 prior to the Expiration Date. If you do not submit a new tender of your already tendered shares, your previously tendered shares will be deemed to have been withdrawn and will not be accepted, and such shares will be returned to you.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase, as amended and supplemented. All tenders must be in proper form as described in Section 3 of the Offer to Purchase, as amended and supplemented, to be valid.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase, as amended and supplemented) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase, as amended and supplemented).

As withholding agent for your clients, you are instructed to withhold on the gross proceeds of the Offer paid to your clients that are non-U.S. persons (as determined for U.S. federal income tax purposes) as if all such gross proceeds are dividends for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. The determination of whether any portion of the gross proceeds paid to a beneficial holder is treated as a dividend for U.S. federal income tax purposes depends on the individual circumstances of the beneficial holder, which neither we nor you know. This withholding is disclosed in the Offer to Purchase, as amended and supplemented.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent, by calling (800) 488-8095 (toll free) or (212) 269-5550 (collect).

Very truly yours,

JEFFERIES & CO., INC.
Enclosures

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Actuate Corporation, the Dealer Manager, the Information Agent or the Depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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